FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Cybin Inc. (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
June 30, 2025
Item 3. News Release
A news release with respect to the material change was disseminated by the Company on June 30, 2025 through Business Wire.
Item 4. Summary of Material Change
On June 30, 2025, the Company announced that it had entered into a securities purchase agreement (the “Securities Purchase Agreement”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to sell and issue to High Trail up to US$500,000,000 in aggregate principal amount of unsecured convertible debentures (the “Convertible Debentures”). The sale and issue of US$50,000,000 principal amount of Convertible Debentures was completed on June 30, 2025 (the “Private Placement”). The sale and issue of US$450,000,000 of the principal amount of Convertible Debentures will be determined at a future date, upon mutual agreement of the parties.
Item 5. Full Description of Material Change
On June 30, 2025, the Company announced that it had entered into the Securities Purchase Agreement with High Trail, pursuant to which the Company agreed to sell and issue to High Trail up to US$500,000,000 in aggregate principal amount of Convertible Debentures. The Private Placement was completed on June 30, 2025. The sale and issue of US$450,000,000 of the principal amount of Convertible Debentures will be determined at a future date, upon mutual agreement of the parties.
Joseph Gunnar & Co., LLC acted as the sole placement agent in connection with this transaction.
The Convertible Debentures have a two-year term from the closing date (the “Term”). The Company shall pay guaranteed interest equal to 5.5% of the principal per annum for the Term. Such interest was pre-paid on closing. Upon the occurrence of an event of default, interest shall increase to a rate of 18% per annum on the outstanding principal balance. Pursuant to the terms of the Securities Purchase Agreement, the Company and High Trail may, upon mutual consent, enter into subsequent securities purchase agreements for the purchase and sale of up to an additional US$450,000,000 principal amount of Convertible Debentures, in tranches, in amounts on such dates as may be mutually agreed and each subsequent tranche shall include prepaid interest at a rate of 9.5%.
Subject to the terms of the Securities Purchase Agreement and the Convertible Debentures, High Trail will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each

Convertible Debenture, in whole or in part, from time to time, into common shares in the capital of the Company (the “Common Shares”) at a conversion price per Common Share equal to the lower of (a) 130% of the volume weighted average price (“VWAP”) of the Common Shares on the day prior to the initial issuance of the Convertible Debentures, or (b) the VWAP of the Common Shares during the five trading days immediately prior to the date of conversion.
The Company, in its sole discretion, may prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment shall include, (i) if paid during the first year after closing, a 5% prepayment premium on the amount of the prepayment or (ii) if paid thereafter, a 3% prepayment premium on the amount of the prepayment.
The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.
The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.
The Convertible Debentures were offered on a private placement basis pursuant to prospectus exemptions in Canada and pursuant to exemptions and exclusions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws. The Company has agreed to use commercially reasonable efforts to: (a) file a prospectus supplement to the Company’s base shelf prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025, with applicable Canadian securities regulators to qualify the secondary market sales of the Common Shares in the United States; and (b) either (i) prepare and file the Canadian prospectus supplement with the United States Securities and Exchange Commission (the “SEC”), or (ii) file a prospectus supplement pursuant to General Instruction II.L of Form F-10 with the SEC to the Company’s registration statement on Form F-10 (File No. 333-284173), which was declared effective by the SEC on January 14, 2025, or on such other form as may be available to the Company, in either case qualifying the resale of the Common Shares underlying the Convertible Debentures.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.
Item 9. Date of Report
July 9, 2025.